LafayetteRaceway.com, LLC
Statement of Cash Flows - Unaudited
For the Year Ended December 31, 2016

		2016
Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets		-
Decrease (Increase) in Operating Assets:		-
Increase (Decrease) in Operating Liabilities:		-
Total Adjustments		-
Net Cash Provided By (Used In) Operating Activities		-
Cash Flows from Investing Activities		
Work In Process		(26,627)
Net Cash Provided By (Used In) Investing Activities		(26,627)
Cash Flows from Financing Activities		
Note Payable - Related Party		26,627
Note Receivable - Related Party		(1,000)
Capital Contributions		1,000
Net Cash Provided By (Used In) Financing Activities		26,627
Net Increase (Decrease) In Cash and Cash Equivalents		-
Beginning Cash and Cash Equivalents		-
Ending Cash and Cash Equivalents	$	-

See Accompanying Notes and Independent Accountants' Review Report